January 6, 2017

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549-3720

Attention:	Larry Spirgel
Assistant Director
AD Office 11 - Telecommunications

Re:	Boingo Wireless, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 11, 2016
Form 8-K
Filed on November 3, 2016
File No. 001-35155

Dear Mr. Spirgel:

This letter responds to the comments set forth in the letter to Boingo Wireless, Inc. (the “Company”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated December 22, 2016, to Peter Hovenier, the Company’s Chief Financial Officer, regarding the Company’s Annual Report on Form 10-K filed on March 11, 2016 and Current Report on Form 8-K filed on November 3, 2016.

For your convenience, we have repeated and numbered the comments in italicized, bold print, and the Company’s responses are provided below each comment.

Form 10-K

General

1.                            You provide disclosure about business in the Middle East and Africa. Syria and Sudan, located in the Middle East, are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors, telecommunications operators, or other direct or indirect arrangements. For instance, we are aware of a news article announcing a roaming agreement between you and Deutsche Telekom which will benefit Deutsche Telekom’ business customers. Deutsche Telekom is reported to have business contacts with Syria and Sudan. You should describe any products, components, technology or services you have provided, directly or indirectly to Syria and Sudan, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Response:

We do not have any agreements, commercial arrangements, or other contacts with the governments of Syria and Sudan nor do we have any business operations located directly in Syria and Sudan. Specifically, we do not have any Wi-Fi hotspots and distributed antenna system networks located in those countries. The following is a description of our Wi-Fi services that we may offer indirectly to individual residents of Syria and Sudan:

•                  Retail.  We enable individuals to purchase Internet access at our managed and operated hotspots and select partner locations around the world. These individuals are required to sign up for an account with us before they are allowed access to the Internet through our or our partners’ Wi-Fi networks. We currently do not restrict individuals with billing addresses located in Syria and Sudan from registering with us for an account.

•                  Wholesale-Wi-Fi:

•                  Roaming and carrier offload services.  We offer roaming and carrier offload services across our entire network of Wi-Fi hotspot locations to our partners (e.g., Deutsche Telekom) who can then provide mobile Internet services to their customers at these locations. We are not provided access to any of our partners’ customer information as we authenticate their customers directly through the partners and are therefore not aware of what business contacts they may have with Syria and Sudan.

•                  Turn-key solutions.  We offer our venue partners the ability to implement a turn-key Wi-Fi solution through a Wi-Fi network infrastructure that we install, manage, and operate.  Individuals accessing the Wi-Fi network at these venues are required to sign up for an account with us before they are allowed access to the Internet at these venues and we currently do not restrict individuals at these venues with billing addresses located in Syria and Sudan from registering with us for an account. However, we do not operate any venues in Syria or Sudan.

•                  Comes With Boingo.  We offer access to our entire network of Wi-Fi hotspot locations to our enterprise customers who then offer them as an added-value customer benefit to their service. These individuals are required to sign up for an account with us before they are allowed access to the Internet and we currently do not restrict individuals with billing addresses located in Syria and Sudan from registering with us for an account. However, we do not have any enterprise customers in Syria or Sudan.

2.                            Please discuss the materiality of any contacts with Syria or Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Response:

•                  Quantitative Assessment.  We respectfully submit that any indirect revenues associated with Syria and Sudan would be quantitatively immaterial as it represents substantially less than 0.1% of our total consolidated revenues. We reviewed our customer accounts inclusive of our retail, turn-key, and Comes With Boingo services for the last three fiscal years (i.e., 2013-2015) and through the end of December 2016. There have been less than 500 individual user accounts with billing addresses located in Syria and Sudan created during that time. During the specified timeframe, none of the individuals with billing addresses located in Sudan had any usage on our Wi-Fi networks and there were less than 10 total network connections for individuals with billing addresses located in Syria. We do not have any assets or liabilities related to Syria and Sudan since we do not have any business operations located in those countries.

•                  Qualitative Assessment.  Based on our analysis, we do not believe that a reasonable investor would deem our Wi-Fi services that we offer to Syria and Sudan important in making an investment decision, including the potential impact of corporate activities upon our reputation and share value, as we do not have any direct business operations in Syria and Sudan, do not have any enterprise customers located in Syria and Sudan, and any indirect revenues associated with Syria and Sudan represent substantially less than 0.1% of our total consolidated revenues. We also do not believe that there would be any potential impact from investor sentiment directed toward companies that have operations associated with Syria and Sudan because of the insubstantial quantity of services that we may indirectly provide to residents of Syria or Sudan.

Key Business Metrics, page 9

3.                            Explain why management no longer considers monthly churn a key performance indicator. We also note that your retail subscribers continue to decrease while your military subscribers and DAS nodes continue to increase. Discuss the reasons behind these trends and what they mean for the future prospects of each source of revenue, including the future focus of your business plan.

Response:

We continually evaluate the key business metrics we provide as key performance indicators to provide insight into the drivers of growth of our business. Historically, we provided both total retail subscribers and retail churn as key business metrics because we were focused on growing our retail subscriber base and we believed retail churn provided insight into the growth of our retail subscribers. As our industry and business have evolved, we have expanded our product offerings and enhanced our focus on our wholesale and advertising service offerings, which have directly impacted our retail service. As a result of the changes in our industry and business and our focus on our expanded product offerings, our retail subscribers have continually declined. We now believe churn is no longer a key performance indicator because it does not provide additional insight into the trends of retail revenue. The trends in our retail revenue are still apparent from the trends of our retail subscribers. Accordingly, we continue to believe total retail subscribers to be a key performance indicator for our business.

Military subscribers represents the number of paying customers who are on a month-to-month subscription plan at a given period end. Military subscribers have increased as we deploy our service on new military bases. We expect the number of military subscribers to continue to increase as we deploy our service on new military bases. We also expect to see modest increases in military subscribers as we increase signups for new customers on existing military bases through targeted marketing and by continuing to build the Boingo brand in the military vertical. We generate military revenue directly from our military subscribers so we believe the growth in military subscribers provides insight into the expected growth of military revenue.

A DAS node is a single communications endpoint, typically an antenna, which transmits or receives radio frequency signals wirelessly. This measure is an indicator of the reach of our DAS network. Our DAS customers are telecom operators who pay us one-time build-out fees and recurring access fees for our DAS network, enabling their cellular customers to access these networks. We believe DAS nodes to be a leading indicator of current and future DAS revenue growth. We expect the growth in DAS revenue to follow a similar trend as the growth in DAS nodes. We are experiencing strong customer demand from telecom operators to gain access to our DAS networks; accordingly, we expect to continue to invest in securing, building out and upgrading our DAS networks to meet this demand.

We expect that the trends in increases to our military subscribers and DAS nodes will continue and we will include discussion of these trends in our key metrics in the MD&A section of our Form 10-K to be filed for the year ended December 31, 2016.

Form 8-K filed on November 3, 2016

Exhibit 99.1

4.                            Your disclosure of non-GAAP measures in the introduction of, and throughout your earnings release, is inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretation Guidance on non-GAAP financial measures issued on May 17, 2016. Please consider the guidance in its entirety when preparing the disclosures to be included in your next earnings release.

Response:

We have reviewed Question 102.10 of the updated Compliance and Disclosure Interpretation Guidance on non-GAAP financial measures issued on May 17, 2016 and, in response to the Staff’s comment, will revise our disclosures to ensure that such disclosures included in our future earnings releases will be consistent with Question 102.10 of the updated Compliance and Disclosure Interpretation Guidance.

* * * * *

The Company acknowledges that:

•                           The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                           Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                           The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

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Please contact me at telephone number (310) 586-4255 if you have any questions about this response letter.

Sincerely yours,

Boingo Wireless, Inc.

/s/ Peter Hovenier
Peter Hovenier
Chief Financial Officer

cc:	Efren Medina, Esq.
Boingo Wireless, Inc.

Ilan Lovinsky, Esq.
Ryan J. Gunderson, Esq.
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP